

May 22, 2013

<u>Via E-mail</u>
Mr. Robert Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, Michigan 48152

Re: Valassis Communications, Inc.
　　　　Form 10-K for the Year Ended December 31, 2012
　　　　Filed March 1, 2013
　　　　File No. 001-10991

Dear Mr. Recchia:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Robert S. Littlepage for

　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　Assistant Director